

NO ACT

PE
10-24-12


National Fuel

October 24, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Via E-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted on Behalf of the Massachusetts Pension Reserves Investment Trust Fund

Ladies and Gentlemen:

National Fuel Gas Company (the "Company") hereby files with the Securities and Exchange Commission (the "SEC") the Company's reasons for excluding from its proxy statement and form of proxy for the Company's 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and related supporting statement submitted on behalf of the Massachusetts Pension Reserves Investment Trust Fund ("PRIT" or the "Proponent") by its trustee, the Pension Reserves Investment Management Board ("PRIM").

The Company plans to file its definitive proxy statement with the SEC on or after January 14, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement. A copy of this letter and its attachments is being e-mailed on this date to the Shareholder Rights Project, which, as described below, PRIM has authorized to act on behalf of PRIM and PRIT in relation to the Proposal.

This is not a request for a no-action letter. The Company is contemporaneously initiating a lawsuit in the U.S. District Court for the Western District of New York seeking a judicial declaration that the Company does not have to include the Proposal in its 2013 Proxy Materials.

We have concluded that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent failed to establish the requisite eligibility to submit the Proposal. In particular, the Proponent failed to provide a credible statement that it intends to continue to hold the Company's securities through the date of the 2013 Annual Meeting. In addition, the Proponent failed to establish that it had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal.

RULE 14a-8

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal, and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1). The proponent may meet that burden by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year, and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal, unless the deficiency cannot be remedied. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

BACKGROUND

The Company received the Proposal, which is attached hereto as Exhibit A, on August 9, 2012. A copy of the e-mail by which the Proposal was sent to the Company is attached hereto as Exhibit B. In the letter accompanying the Proposal, PRIM represented that the Proponent "has continuously held at least $2,000 in market value of the common shares of National Fuel Gas Company . . . for more than one year as of the date hereof." Additionally, PRIM stated that the Proponent "intends to continue to hold those securities through the date of the Company's 2013 annual meeting of shareholders." PRIM did not indicate in the letter whether PRIM or the Proponent exercised investment discretion or voting authority with respect to the Company's shares. PRIM's letter accompanying the Proposal is attached hereto as Exhibit C.

PRIM further stated in its letter accompanying the Proposal that it authorized the Shareholder Rights Project ("SRP"), a clinical program at Harvard Law School, to act on behalf of PRIM and the Proponent in relation to the Proposal. On August 15, 2012, the Company received a letter from SRP (the "SRP Letter," attached hereto as Exhibit D), which enclosed a letter, dated August 7, 2012, from The Bank of New York Mellon (the "Custodian Letter," attached hereto as Exhibit E). The Custodian Letter stated that The Bank of New York Mellon/Mellon Trust of New England, National Association held 55,226 shares of the Company as of August 7, 2012 for its client and holder, the Proponent, of which 43,100 shares had been continuously held since July 1, 2011 by the Proponent. The Custodian Letter did not state whether PRIM or the Proponent exercised investment discretion or voting authority with respect to the shares.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "Notice of Deficiency," attached hereto as Exhibit F), by electronic mail and by UPS Overnight Mail, to the Proponent on August 22, 2012, notifying the Proponent of procedural or eligibility deficiencies related to the Proposal. The Company received confirmation of the UPS delivery, which is attached hereto as Exhibit G.

On August 29, 2012, the Company received a letter from SRP responding to the Notice of Deficiency (the "Second SRP Letter," attached hereto as Exhibit H). Included as an attachment to the Second SRP Letter was a letter, dated August 23, 2012, from The Bank of New York Mellon (the "Second Custodian Letter," attached hereto as Exhibit I), purportedly in further satisfaction of the requirements of Rule 14a-8. Neither the Second SRP Letter nor the Second Custodian Letter stated whether PRIM or the Proponent exercised voting authority with respect to the Company's shares. With regard to investment discretion, however, the Second SRP Letter stated SRP's understanding "that PRIT uses outside investment managers and does not exercise investment discretion over the securities it holds in the Company."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal

A. The Proponent Failed To Provide A Credible Statement That It Intends To Continue To Hold The Company's Securities Through The Date Of The 2013 Annual Meeting

Under Rule 14a-8(b)(2), one of the requirements of a proponent, such as PRIT, which has not made a filing with the SEC detailing its beneficial ownership of shares in the subject company is a statement that the proponent intends to continue to hold the requisite amount of securities through the date of the meeting. On its face PRIM's letter accompanying the Proposal included a statement of the Proponent's intent to continue to hold the Company's securities, but in fact PRIM cannot credibly make such a statement. The Proponent does not exercise investment discretion over the securities it holds in the Company, as admitted in the Second SRP Letter. A proponent that has surrendered its investment discretion—that is, the power to decide whether to buy, sell or hold the Company's securities—cannot credibly claim any intent to continue to hold the securities through the date of the meeting.

The decision whether to continue to hold the Company's securities is not in the Proponent's hands; rather, it is solely in the hands of the outside investment manager to which the Proponent has delegated that decision. Without the right to affect investment decisions, the Proponent can have no meaningful intent with respect to holding any Company securities, and is therefore incapable of fulfilling the eligibility requirements of Rule 14a-8(b)(2).

B. The Proponent Does Not Hold Securities Entitled To Be Voted On The Proposal Because the Proponent Does Not Exercise Voting Authority With Respect To The Securities

Under Rule 14a-8(b)(1), a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal at the meeting* for at least one year" by the date the proponent submits the proposal.[1] The SEC has long held this requirement to mean that a proponent must be a security holder entitled to vote at the meeting at which it intends to present its proposal.

In 1976, the SEC first adopted the phrase "entitled to be voted" in Rule 14a-8. The amended provision (effective February 1, 1977) read in relevant part as follows: "At the time he submits the proposal, the proponent shall be a record or beneficial owner of a security *entitled to be voted at the meeting on his proposal*."[2] By comparison, prior versions of the rule, dating from as early as 1952, commenced as follows: "If any *security holder entitled to vote at a meeting* of security holders of the issuer shall submit to the management of the issuer . . . a proposal . . . ."[3] But the SEC emphasized in its 1976 adopting release that the newly-worded provision "*retains the traditional requirement that a proponent must be a security holder entitled to vote at the meeting* at which he intends to present his proposal for action."[4]

In other words, it is not enough that the proponent hold securities that may be voted by *someone*; rather, the voting rights must be exercisable by *the proponent himself*. The 1976 adopting release specifically emphasized this personal aspect of the right to vote:

> The [eligibility] subparagraph further provides that the security owned by the proponent must be one which would enable him to vote on his proposal at the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.[5]

The SEC's amendments to Rule 14a-8 since 1976 provide no indication of any intent to alter this

---

1 17 C.F.R. § 240.14a-8(b)(1) (2012) (emphasis added).

2 Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, 1976 WL 160347, 16 (Nov. 22, 1976) (emphasis added).

3 Amendment of Proxy Rules, Exchange Act Release No. 4775, 1952 WL 5254, 8 (Dec. 11, 1952) (emphasis added); Adoption of Amendments to Proxy Rules, Exchange Act Release No. 4979, 1954 WL 5772, 3 (Jan. 6, 1954) (emphasis added); Adoption of Amendments to Proxy Rules and Information Rules, Exchange Act Release No. 8206, 1967 WL 88215, 9 (Dec. 14, 1967) (emphasis added); Solicitations of Proxies, Exchange Act Release No. 9784, 1972 WL 125400, 3 (Sept. 22, 1972) (emphasis added).

4 Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, 1976 WL 160347, 1 (Nov. 22, 1976) (emphasis added).

5 *Id.* at 2.

traditional requirement that a proponent must retain voting authority with respect to the shares it holds in the subject company. Rather, they reflect the opposite. For example, in 1998 the SEC increased the dollar value of a company's voting securities that a shareholder must own in order to be eligible to submit a proposal (from $1,000 to $2,000), but noted that "[t]here was no significant support for any modifications to the rule's other eligibility criteria."[6] The voting authority component of the rule's eligibility criteria remained unchanged, as it does today.

The Proponent has not provided any evidence that it may vote the Company shares it claims to hold. To the contrary, the public record suggests that an outside investment manager used by the Proponent has sole voting discretion with respect to Company shares held by the Proponent.

Neither the Proponent nor PRIM files Form 13F with the SEC, so the public at large cannot identify through SEC filings the companies in which PRIT's assets are invested or the extent, if any, to which PRIT or PRIM may retain investment discretion or voting authority. PRIM, however, lists on its website the outside investment managers that provide services to the Proponent,[7] most of which do file Form 13F with the SEC every quarter. Based upon information received in response to a request under the Massachusetts Public Records Law, the Company identified the outside investment manager which holds Company shares on behalf of the Proponent. In its Forms 13F, this outside investment manager reports sole voting authority with respect to all of the Company shares it holds. The public record thus suggests that neither PRIM nor the Proponent exercises sole or shared voting authority with respect to Company securities.

The Proponent, therefore, has submitted a proposal on which it cannot vote. Accordingly, the Proponent fails to meet the requirement in Rule 14a-8(b)(1) that it hold, for at least one year, "securities entitled to be voted on the proposal at the meeting."

The Company Provided The Proponent With Adequate Notice Of Deficiencies, And, In Any Event, The Deficiencies Cannot Be Remedied

In the Notice of Deficiency, the Company stated that:

> PRIT fails to comply with the requirements of (i) Rule 14a-8(b)(1) concerning proof of PRIT's continuous ownership of the requisite amount of the Company's securities for at least one year prior to the date on which PRIT's shareholder proposal was submitted and (ii) Rule 14a-8(b)(2) concerning the proof of PRIT's status as a holder of record or otherwise of such securities.

---

6 Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018, 1998 WL 254809, 10 (May 21, 1998).

7 *See* Pension Reserves Investment Management Board, PRIT Fund Service Providers, http://www.mapension.com/investments/prit-fund-service-providers/ (last visited Oct. 23, 2012).

The Company disputed in the Notice of Deficiency that PRIT is a holder of the Company's securities eligible to submit a shareholder proposal:

> The Company disputes that PRIT actually holds the shares of Company common stock referenced in the August 7 letter from The Bank of New York Mellon. PRIT's failure to file with the Securities and Exchange Commission (the "SEC") the reports on Form 13F required by Section 13(f) of the Act and Rule 13f-1 of the SEC regulations under the Act is inconsistent with PRIT's claim that it is the holder of Company securities, and is in fact an admission by PRIT that it is not the holder of those securities. Based on PRIT's failure to file any Form 13Fs with the SEC, the conclusion that must be drawn is that PRIT's organization and investments are structured such that other entities (not PRIT) are actually the holders of securities required to be reported on Form 13F (including Company common stock).

These statements in the Notice of Deficiency encompassed the deficiencies detailed herein and provided adequate notice of such deficiencies to the Proponent. In any event, under Rule 14a-8(f)(1), the Company need not have provided Proponent any notice of eligibility deficiencies because those eligibility deficiencies could not have been remedied.

First, under Rule 14a-8(b)(2), the written statement of a proponent that it intends to continue to hold the subject company's securities through the date of the meeting of stockholders is due at the time the proponent submits its proposal. Here, after receiving the Notice of Deficiency, Proponent could not have gone back in time and arranged to acquire, as of the date of the Proposal, additional Company securities over which Proponent retained investment discretion, so as to put itself in position to make a credible and timely statement of intent to hold Company securities into March 2013.

Second, and similarly, after submitting the Proposal Proponent could not have gone back and arranged to acquire, as of the Proposal date and for the preceding year, securities of the Company over which Proponent retained voting authority, so as to fulfill the eligibility requirement of Rule 14a-8(b)(1).

* * *

For the foregoing reasons, the Company believes that it may exclude the Proposal from its 2013 Proxy Materials.

Sincerely,



Paula M. Ciprich
General Counsel and Secretary

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of National Fuel Gas Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted on behalf of the Pension Reserves Investment Trust Fund by its trustee, the Pension Reserves Investment Management Board. The Shareholder Rights Project represented and advised the Pension Reserves Investment Management Board in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 60% since 2000, and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during 2010 and 2011 exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Exhibit B

Paula M. Ciprich

From:	Lucian Bebchuk <director@srp.law.harvard.edu>
Sent:	Thursday, August 09, 2012 4:09 PM
To:	Paula M. Ciprich
Subject:	Shareholder Proposal for the 2013 Annual Meeting
Attachments:	Shareholder Proposal for 2013 Annual Meeting - National Fuel Gas Company.pdf

Dear Ms. Ciprich,

Please find attached a shareholder proposal and supporting statement for inclusion in the proxy materials of National Fuel Gas Company for presentation at the corporation's 2013 Annual Meeting. A hard copy follows. I would be grateful if you could confirm receipt of the proposal by return email to director@srp.law.harvard.edu.

Best regards,

Emily Lewis

****

Emily Lewis, Administrative Director, on behalf of

Professor Lucian Bebchuk

Director, Shareholder Rights Project

Harvard Law School

1545 Massachusetts Avenue, Cambridge MA 02138

http://srp.law.harvard.edu/



Pension Reserves Investment Management Board

84 State Street, Second Floor
Boston, Massachusetts 02109

Treasurer Steven Grossman, Chair
Michael G. Trotsky, CFA, Executive Director

August 7, 2012

VIA EMAIL AND FEDEX
RECEIPT CONFIRMATION REQUESTED
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2013 Annual Meeting

The Pension Reserves Investment Trust Fund ("PRIT"), which is represented by its trustee, the Pension Reserves Investment Management Board ("PRIM"), has continuously held at least $2,000 in market value of the common shares of National Fuel Gas Company (the "Company") for more than one year as of the date hereof and intends to continue to hold those securities through the date of the Company's 2013 annual meeting of shareholders (the "Annual Meeting"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, PRIM, on behalf of PRIT, hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The Shareholder Rights Project (the "SRP") has agreed to represent and advise PRIM and PRIT in connection with the Proposal. PRIM hereby authorizes the SRP to act on behalf of PRIM and PRIT in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by PRIT.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Shareholder Rights Project, Harvard Law School, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to ehennessy@mapension.com.

Sincerely,

Thomas A. Hanna, CPA
Chief Financial Officer

Exhibit D

The Shareholder Rights Project

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-0554

http://srp.law.harvard.edu

August 15, 2012

VIA EMAIL AND FEDEX
Ms. Paula Ciprich
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221
Attention: Corporate Secretary

Re: Shareholder Proposal Submitted for the 2013 Annual Meeting

Dear Ms. Ciprich,

I am writing in relation to the shareholder proposal (the "Proposal") submitted by the Pension Reserves Investment Management Trust ("PRIT"), by its trustee the Pension Reserves Investment Management Board ("PRIM") to National Fuel Gas Company (the "Company"), by letter dated August 7, 2012 (the "Proposal Letter"). As indicated in the Proposal Letter, the Shareholder Rights Project is representing and advising PRIM and PRIT in connection with the Proposal. The Shareholder Rights Project is a clinical program at Harvard Law School. To the extent that any views are expressed by the SRP in the course of its representation of PRIM and PRIT, these views should be attributed solely to the SRP and not to Harvard Law School or Harvard University.

On behalf of PRIT and PRIM, please find enclosed a letter from The Bank of New York Mellon, custodian for PRIT, confirming ownership of shares in the Company.

Yours sincerely,



Scott Hirst
Associate Director

Exhibit E



THE BANK OF NEW YORK MELLON

August 7, 2012

Pension Reserves Investment Management Board
84 State Street, Suite 250
Boston, MA 02109

To Whom It May Concern:

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant #0954) held 55,226 shares of National Fuel Gas Company (CUSIP 636180101) as of August 7, 2012 for our client and holder, the Pension Reserves Investment Trust Fund, of which 43,100 shares had been continuously held since July 1, 2011 by the Pension Reserves Investment Trust Fund.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May
Vice President
The Bank of New York Mellon

525 William Penn Place, Pittsburgh, PA 15259

Exhibit F

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET

WILLIAMSVILLE, N. Y. 14221-5887

JAMES R. PETERSON
ASSISTANT SECRETARY
(716) 857-7702

August 22, 2012

VIA EMAIL AND UPS

Pension Reserves Investment Trust Fund
c/o Pension Reserves Investment Management Board
84 State Street, Second Floor
Boston, MA 02109

Professor Lucian Bebchuk
Director, The Shareholder Rights Project
Harvard Law School
1545 Massachusetts Avenue
Cambridge, MA 02138

Re: Shareholder Proposal for the 2013 Annual Meeting

Greetings:

Pursuant to SEC Rule 14a-8(f)(1) under the Securities Exchange Act of 1934 (the "Act"), National Fuel Gas Company (the "Company") hereby notifies Pension Reserves Investment Trust Fund ("PRIT") of procedural or eligibility deficiencies related to PRIT's shareholder proposal received by the Company on August 9, 2012. Specifically, PRIT fails to comply with the requirements of (i) Rule 14a-8(b)(1) concerning proof of PRIT's continuous ownership of the requisite amount of the Company's securities for at least one year prior to the date on which PRIT's shareholder proposal was submitted and (ii) Rule 14a-8(b)(2) concerning the proof of PRIT's status as a holder of record or otherwise of such securities.

As purported proof of the requisite Company shareholdings, The Shareholder Rights Project, as PRIT's representative, provided a letter dated August 15, 2012 to the Company enclosing a letter, dated August 7, 2012, from The Bank of New York Mellon.

The Company disputes that PRIT actually holds the shares of Company common stock referenced in the August 7 letter from The Bank of New York Mellon. PRIT's failure to file with the Securities and Exchange Commission (the "SEC") the reports on Form 13F required by Section 13(f) of the Act and Rule 13f-1 of the SEC regulations under the Act is inconsistent with PRIT's claim that it is the holder of Company securities, and is in fact an admission by PRIT that it is not the holder of those securities. Based on PRIT's failure to file any Form 13Fs with the SEC, the conclusion that must be drawn is that PRIT's organization and investments are structured such that other entities (not PRIT) are actually the holders of securities required to be reported on Form 13F (including Company common stock).

Accordingly, the Company has concluded that PRIT has failed to meet its burden of proof that it holds and has held the requisite Company securities, and that PRIT is therefore not eligible to submit the shareholder proposal.

Any response to this notification must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date PRIT receives this notification. Any such response should address the issues set forth in this letter so as to prove that PRIT continuously held the requisite amount of the Company's securities since August 9, 2012. If within the required fourteen calendar day period, PRIT does not respond to the Company in writing as to PRIT's continuous ownership of the Company's securities since that date, then we believe the Company will be entitled to exclude PRIT's proposal from the Company's proxy statement for its 2013 annual meeting of shareholders.

This letter does not waive or nullify any rights the Company may have to (i) exclude PRIT's shareholder proposal from the Company's proxy statement for its 2013 annual meeting of shareholders on any basis other than as stated herein or (ii) object in any other appropriate manner to PRIT's shareholder proposal.

Respectfully,



James R. Peterson
Assistant Secretary

cc: director@srp.law.harvard.edu
ehennessy@mapension.com

Exhibit H

The Shareholder Rights Project

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-0554

http://srp.law.harvard.edu

August 29, 2012

<u>BY EMAIL AND FEDEX</u>
Mr. James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

Re: Shareholder Proposal Submitted to National Fuel Gas Company by the Massachusetts Pension Reserves Investment Trust Fund

Dear Mr. Peterson,

We have received your letter, dated August 22, 2012 (the "Company Letter"), which is attached as Attachment A, regarding the shareholder proposal (the "Proposal") submitted by the Pension Reserves Investment Management Trust Fund ("PRIT"), which is represented by its trustee the Pension Reserves Investment Management Board ("PRIM"), to National Fuel Gas Company (the "Company"), by letter dated August 7, 2012 (the "Proposal Letter"), which is attached as Attachment B. As indicated in the Proposal Letter, the Shareholder Rights Project ("SRP") is representing and advising PRIM and PRIT in connection with the Proposal.

The Company Letter asserts that "PRIT fails to comply with the requirements of (i) Rule 14a-8(b)(1) concerning proof of PRIT's continuous ownership of the requisite amount of the Company's securities for at least one year prior to the date on which PRIT's shareholder proposal was submitted and (ii) Rule 14a-8(b)(2) concerning the proof of PRIT's status as a holder of record or otherwise of such securities" due to "PRIT's failure to file any Form 13Fs with the Securities Exchange Commission", and requests that PRIT prove "that PRIT continuously held the requisite amount of the Company's securities since August 9, 2012."

Rule 14a-8(b)(2) promulgated under the Securities Exchange Act of 1934 states that a shareholder, if not a registered holder,

"must prove [its] eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins."

The letter from The Bank of New York Mellon (the "Custodian"), dated August 7, 2012 and received by the Company on August 16, 2012 (the "Custodian Letter"), which is attached as Attachment C, verifies PRIT's continuous holding of the Company's securities as required in Rule 14a-8(b)(1), in the manner set forth in Rule 14a-8(b)(2)(i). However, to avoid any doubt, we attach as Attachment D a letter from the Custodian, dated August 23, 2012 (the "Second Custodian Letter"), in further satisfaction of the requirements of Rule 14a-8(b)(2)(i).

Given that Rule 14a-8(b)(2) is disjunctive, PRIT is not required to satisfy the requirements of both Rule 14a-8(b)(i) and (ii), or, therefore, to provide any information regarding PRIT's Form 13F filing practices, though – for informational purposes – we understand that PRIT uses outside investment managers and does not exercise investment discretion over the securities it holds in the Company, and is therefore not required to file Form 13F pursuant to Rule 13f-1(a)(1). Although PRIT uses outside investment managers for investment decisions, the securities are held for PRIT by the Custodian as record holder of the securities, as contemplated by Rule 14a-8(b)(2), and as attested by the Custodian Letter and the Second Custodian Letter.

Please let me know if the information contained herein does not resolve the matters in your letter to your satisfaction, or if you have any additional questions or concerns regarding this matter.

Sincerely,



Scott Hirst
Associate Director

cc: Ellen Hennessy, Massachusetts Pension Reserves Investment Management Board (by email)

Attachment A

NATIONAL FUEL GAS COMPANY

6363 MAIN STREET

WILLIAMSVILLE, N. Y. 14221-5887

JAMES R. PETERSON
ASSISTANT SECRETARY
(716) 857-7702

August 22, 2012

VIA EMAIL AND UPS

Pension Reserves Investment Trust Fund
c/o Pension Reserves Investment Management Board
84 State Street, Second Floor
Boston, MA 02109

Professor Lucian Bebchuk
Director, The Shareholder Rights Project
Harvard Law School
1545 Massachusetts Avenue
Cambridge, MA 02138

Re: Shareholder Proposal for the 2013 Annual Meeting

Greetings:

Pursuant to SEC Rule 14a-8(f)(1) under the Securities Exchange Act of 1934 (the "Act"), National Fuel Gas Company (the "Company") hereby notifies Pension Reserves Investment Trust Fund ("PRIT") of procedural or eligibility deficiencies related to PRIT's shareholder proposal received by the Company on August 9, 2012. Specifically, PRIT fails to comply with the requirements of (i) Rule 14a-8(b)(1) concerning proof of PRIT's continuous ownership of the requisite amount of the Company's securities for at least one year prior to the date on which PRIT's shareholder proposal was submitted and (ii) Rule 14a-8(b)(2) concerning the proof of PRIT's status as a holder of record or otherwise of such securities.

As purported proof of the requisite Company shareholdings, The Shareholder Rights Project, as PRIT's representative, provided a letter dated August 15, 2012 to the Company enclosing a letter, dated August 7, 2012, from The Bank of New York Mellon.

The Company disputes that PRIT actually holds the shares of Company common stock referenced in the August 7 letter from The Bank of New York Mellon. PRIT's failure to file with the Securities and Exchange Commission (the "SEC") the reports on Form 13F required by Section 13(f) of the Act and Rule 13f-1 of the SEC regulations under the Act is inconsistent with PRIT's claim that it is the holder of Company securities, and is in fact an admission by PRIT that it is not the holder of those securities. Based on PRIT's failure to file any Form 13Fs with the SEC, the conclusion that must be drawn is that PRIT's organization and investments are structured such that other entities (not PRIT) are actually the holders of securities required to be reported on Form 13F (including Company common stock).

Accordingly, the Company has concluded that PRIT has failed to meet its burden of proof that it holds and has held the requisite Company securities, and that PRIT is therefore not eligible to submit the shareholder proposal.

Any response to this notification must be postmarked, or transmitted electronically, no later than fourteen calendar days from the date PRIT receives this notification. Any such response should address the issues set forth in this letter so as to prove that PRIT continuously held the requisite amount of the Company's securities since August 9, 2012. If within the required fourteen calendar day period, PRIT does not respond to the Company in writing as to PRIT's continuous ownership of the Company's securities since that date, then we believe the Company will be entitled to exclude PRIT's proposal from the Company's proxy statement for its 2013 annual meeting of shareholders.

This letter does not waive or nullify any rights the Company may have to (i) exclude PRIT's shareholder proposal from the Company's proxy statement for its 2013 annual meeting of shareholders on any basis other than as stated herein or (ii) object in any other appropriate manner to PRIT's shareholder proposal.

Respectfully,



James R. Peterson
Assistant Secretary

cc: director@srp.law.harvard.edu
ehennessy@mapension.com

Attachment B



Pension Reserves Investment Management Board

84 State Street, Second Floor
Boston, Massachusetts 02109

Treasurer Steven Grossman, Chair
Michael G. Trotsky, CFA, Executive Director

August 7, 2012

VIA EMAIL AND FEDEX
RECEIPT CONFIRMATION REQUESTED
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2013 Annual Meeting

The Pension Reserves Investment Trust Fund ("PRIT"), which is represented by its trustee, the Pension Reserves Investment Management Board ("PRIM"), has continuously held at least $2,000 in market value of the common shares of National Fuel Gas Company (the "Company") for more than one year as of the date hereof and intends to continue to hold those securities through the date of the Company's 2013 annual meeting of shareholders (the "Annual Meeting"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, PRIM, on behalf of PRIT, hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The Shareholder Rights Project (the "SRP") has agreed to represent and advise PRIM and PRIT in connection with the Proposal. PRIM hereby authorizes the SRP to act on behalf of PRIM and PRIT in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by PRIT.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Shareholder Rights Project, Harvard Law School, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to ehennessy@mapension.com.

Sincerely,

Thomas A. Hanna, CPA
Chief Financial Officer

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of National Fuel Gas Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted on behalf of the Pension Reserves Investment Trust Fund by its trustee, the Pension Reserves Investment Management Board. The Shareholder Rights Project represented and advised the Pension Reserves Investment Management Board in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 60% since 2000, and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during 2010 and 2011 exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Attachment C



THE BANK OF NEW YORK MELLON

August 7, 2012

Pension Reserves Investment Management Board
84 State Street, Suite 250
Boston, MA 02109

To Whom It May Concern:

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant #0954) held 55,226 shares of National Fuel Gas Company (CUSIP 636180101) as of August 7, 2012 for our client and holder, the Pension Reserves Investment Trust Fund, of which 43,100 shares had been continuously held since July 1, 2011 by the Pension Reserves Investment Trust Fund.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May
Vice President
The Bank of New York Mellon

Attachment D



THE BANK OF NEW YORK MELLON

August 23, 2012

Pension Reserves Investment Management Board
84 State Street, Suite 250
Boston, MA 02109

To Whom It May Concern:

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant #0954) ("Custodian") held 55,226 shares of National Fuel Gas Company (CUSIP 636180101) as of August 7, 2012 for our client and holder, the Pension Reserves Investment Trust Fund ("PRIT"). As of August 23, 2012, Custodian continued to hold 55,226 shares of National Fuel Gas Company for PRIT. Of the shares which Custodian held for PRIT as of August 23, 2012, 43,100 shares had been continuously held by Custodian for PRIT since July 1, 2011, including continuously throughout the period July 1, 2011 to August 7, 2012.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,



Jennifer L. May
Vice President
The Bank of New York Mellon

Attachment D

Exhibit I



THE BANK OF NEW YORK MELLON

August 23, 2012

Pension Reserves Investment Management Board
84 State Street, Suite 250
Boston, MA 02109

To Whom It May Concern:

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant #0954) ("Custodian") held 55,226 shares of National Fuel Gas Company (CUSIP 636180101) as of August 7, 2012 for our client and holder, the Pension Reserves Investment Trust Fund ("PRIT"). As of August 23, 2012, Custodian continued to hold 55,226 shares of National Fuel Gas Company for PRIT. Of the shares which Custodian held for PRIT as of August 23, 2012, 43,100 shares had been continuously held by Custodian for PRIT since July 1, 2011, including continuously throughout the period July 1, 2011 to August 7, 2012.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President
The Bank of New York Mellon